FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
DEBT ISSUANCE PROGRAMME UPDATE
DATED 14 MARCH 2017

The following documents have been approved by the UK Listing Authority and copies submitted to the National Storage Mechanism:

●    A base prospectus dated 14 March 2017 relating to the Debt Issuance Programme of HSBC Holdings plc; and
●    A registration document dated 14 March 2017 in respect of HSBC Holdings plc

The above documents are available for inspection at the UK Listing Authority's viewing facility via the National Storage Mechanism which is located at: http://www.hemscott.com/nsm.do

To view the full document, please paste the following URLs into the address bar of your browser:

●    Base Prospectus: http://www.hsbc.com/investor-relations/fixed-income-securities/issuance-programmes
●    Registration Document: http://www.hsbc.com/investor-relations/fixed-income-securities/issuance-programmes

Investor enquiries to:
Rebecca Self                     +44 (0) 20 7991 3643           investorrelations@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,000 offices in 70 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,375bn at
31 December 2016, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 17 March 2017